UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
May 31, 2008
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Ville Parle East
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
Ex-99.1 Press release of Sterlite Industries (India) Limited dated May 31, 2008.

Acquisitions or Dispositions of Assets
On May 31, 2008, Sterlite Industries (India) Limited (“Sterlite”), a subsidiary of Vedanta Resources plc, and ASARCO LLC (“Asarco”), a Tucson based mining, smelting and refining company, announced that they have signed a definitive agreement for the sale to Sterlite of substantially all the operating assets of Asarco for $2.6 billion in cash. The agreement is subject to the approval of the U.S. Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, and the sale will conclude Asarco’s Chapter 11 case.
The press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.
Exhibits
99.1	Press release of Sterlite Industries (India) Limited dated May 31, 2008.

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: June 2, 2008

STERLITE INDUSTRIES (INDIA) LIMITED

By:	/s/ Dindayal Jalan

Name:	Dindayal Jalan
Title:	Chief Financial Officer

EXHIBIT INDEX
99.1	Press release of Sterlite Industries (India) Limited dated May 31, 2008.